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Richard A. Denmon 813.229.4219 Direct Dial rdenmon@cfjblaw.com	Atlanta Hartford Los Angeles Miami New York Orlando Short Hills, NJ Tallahassee Tampa Washington, DC West Palm Beach

August 30, 2019

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549-3628 Attention: Jennifer Lopez, Staff Attorney	VIA EDGAR

Re:	International Money Express, Inc.
Registration Statement on Form S-3
Filed July 30, 2019
File No. 333-232888

Ladies and Gentlemen:

This letter sets forth the response of International Money Express, Inc. (the “Company”) to the comment letter, dated August 12, 2019, from the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed on July 30, 2019. For ease of review, we have reproduced each of the Staff’s comments in its entirety in the original numbered sequence, with the response to a particular comment set out below the comment.  In the Company’s responses below, all page references refer to the Registration Statement currently on file with the Securities and Exchange Commission.

Registration Statement on Form S-3

Description of Debt Securities
Governing Law, page 14

1.
We note your disclosure that the indenture will include jury trial waiver and exclusive forum provisions. Please confirm, if true, that the jury waiver and exclusive forum provisions are not intended to apply to claims under the U.S. federal securities laws. With regards to the exclusive forum provision, if it does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the indenture states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. If the provisions do apply to claims under the U.S. federal securities laws, please clearly disclose this in your filing and indenture and provide risk factor disclosure in your registration statement related to these provisions, including but not limited to the enforceability of the provisions, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders´ ability to bring a claim in a judicial forum that they find favorable. This comment also applies to the disclosure on page 6 regarding the exclusive forum provision included in your charter.

Response:  We acknowledge the concerns raised by your comment and in order to alleviate the issues outlined in your comment, we will revise Section 10.10 of the Form of Indenture to delete the jury waiver and exclusive jurisdiction provisions and insert in its place a provision which merely provides the “Indenture and the securities issued and authenticated thereunder shall be governed by and construed in accordance with the law of the State of New York”.  When combined with Section 10.1 of the Indenture that provides that the Trust Indenture Act of 1939, as amended (the “TIA”), will control in the event of any Indenture provision which may purport to limit, qualify, or conflict the TIA, we believe that we have addressed the concerns raised by the Staff.

August 30, 2019

We also will delete the current disclosures set forth under the sub-caption “Description of Debt Securities – Governing Law” and replace them with the following sentence:

“This indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York, except to the extent that the Trust Indenture Act of 1939, as amended, shall be applicable.”

With respect to your comment as it relates to the Company’s exclusive forum provision contained in its charter, please be advised that the Company has included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which is incorporated by reference into the Registration Statement, a risk factor captioned “Our charter designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.”  Although we believe this disclosure adequately advises investors of the potential negative consequences of this charter provision, the Company will consider the issues raised by the Staff in its future filings.

Selling Stockholders, page 15

2.
We note your disclosure on page 18 that "[t]he applicable prospectus supplement will identify the Selling Stockholders." However, you do not appear eligible to rely on Securities Act Rule 430B(b) to omit selling shareholder disclosure with respect to the resale offering of your common stock. In this regard, please note that companies that were shell companies during the past three years may not omit this information under Rule 430B(b)(2)(iv) of the Securities Act of 1933, as amended. Please revise throughout the prospectus to include the number of shares registered for resale and include the list of selling shareholders in this section.

August 30, 2019

Response:  Please be advised that the Company had not intended to omit any selling stockholder information required under Item 507 of Regulation S-K prior to requesting effectiveness of the Registration Statement.  The referenced language only was intended to inform investors that in the event that some or all of the selling stockholders should decide to sell shares of the Company’s common stock pursuant to an offering requiring the filing of a prospectus supplement, the selling shareholders participating in that particular offering would be so identified.

In response to the Staff’s comment, in a pre-effective amendment to the Registration Statement we will populate the table on page 16 to identify each of the selling stockholders and to provide the information required under Item 507 of Regulation S-K for each selling stockholder.  In order to further clarify, we will revise clause (d) of the the penultimate paragraph on page 17 to state
“the name or names of each Selling Stockholder identified in this prospectus that is participating in such offering”, and delete the second sentence of the first paragraph under the sub-caption “Selling Stockholders” on page 18.

Information Incorporated by Reference, page 20

3.	Please incorporate by reference your current report on Form 8-K filed July 30, 2019. Refer to Item 12(a) of Form S-3.

Response:  We will update the list of filings to be incorporated by reference to include all of the Company’s Current Reports on Form 8-K filed subsequent to the filing of the Registration Statement, as well as the Quarterly Report on Form 10-Q filed for the fiscal quarter ended on June 30, 2019.

*          *          *          *          *          *

We trust the foregoing answers are responsive to your comments. If the foregoing is responsive, we will include the above-referenced revisions in a Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3, together with a revised form of Indenture filed as Exhibit 4 thereto.

Please do not hesitate to contact the undersigned by telephone at (813) 229-4219 or by email at rdenmon@carltonfields.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Richard A. Denmon
Richard A. Denmon
of CARLTON FIELDS, P.A.

cc:          International Money Express, Inc.